Exhibit 99.1

Immuron Limited Appendix 4D Half-year 31 December 2021

Name of entity:	Immuron Limited
ABN: Half-year ended: Previous period:	80 063 114 045 31 December 2021 31 December 2020

Results for announcement to the market

			$
Revenue from ordinary activities	Up	1,037.2% to	230,964
Net loss after tax (from ordinary activities) for the period attributable to members	Down	68.4% to	(1,811,454)
Net loss after tax for the period attributable to members	Down	68.4% to	(1,811,454)

Net tangible assets per security

	31 December	31 December
	2021 Cents	2020 Cents
Net tangible asset backing (per share)	10.51	12.56

The calculation of net tangible assets excludes right-of-use assets arising from AASB 16 Leases.

Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors’ report.

Distributions

No dividends have been paid or declared by the company for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the half-year ended 31 December 2021.

Other information required by Listing Rule 4.2A

a.	Details of individual and total dividends or distributions and dividend or distribution payments:	N/A

b.	Details of any dividend or distribution reinvestment plans:	N/A

c.	Details of associates and joint venture entities:	N/A

d.	Other information	N/A

Interim review

The financial statements have been reviewed by the group’s independent auditor without any modified opinion, disclaimer or emphasis of matters.

Immuron Limited

ABN 80 063 114 045

Interim financial report

for the half-year 31 December 2021

Immuron Limited

ABN 80 063 114 045

Interim report - 31 December 2021

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2021 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Review of operations and activities

Key highlights

●	COVID-19 restrictions lifted on US Department of Defence/NMRC Campylobacter and ETEC clinical development campaigns

●	NMRC plans to file an IND application with the FDA to initiate the clinical development program and the efficacy of the new therapeutic will be evaluated in two human placebo controlled clinical trials.

●	U.S. Department of Defense Naval Medical Research Center Campylobacter and ETEC project aimed at benefiting travelers and military personnel based in countries with endemic diseases.

●	Manufacture of drug product targeting Campylobacter and ETEC completed.

●	Progress updated on US Department of Defence and Travelan® clinical trials.

●	Immuron Receives European Patent on Drug Composition to Treat Travelers’ Diarrhea

●	Clinical Development of IMM-529 continues

●	Promising results reported for IMM-124E’s antiviral T-cell immunity trials against the SAS-CoV-2 virus that causes COVID-19.

●	Acquisition of vaccine R&D company shelved

●	COVID-19 pandemic continues to impact travel in all Travelan® territories

Financial review

Immuron Limited has reported a loss for the half-year ended 31 December 2021 of A$1,811,454 (31 December 2020: A$5,738,772). The group’s net assets decreased to A$24,177,656 compared with A$25,895,057 at 30 June 2021, including cash reserves of A$22,794,568 (30 June 2021: A$25,047,281).

Immuron Awarded $6.2 Million to Clinically Evaluate a Military Strength Dosing Regimen for Travelan

In January 2022 the company announce the funding of a new research agreement with the U.S Department of Defense. The focus of this new agreement, entitled “Biologics License Application (BLA) of a therapeutic Bovine Immunoglobulin supplement targeting Travelers’ Diarrhea caused by Enterotoxigenic Escherichia Coli (ETEC)”, is aimed at testing and confirming the efficacy of a single larger dose regimen of Travelan® in a controlled human infection model (CHIM) clinical study using the enterotoxigenic Escherichia coli (ETEC) strain H10407. This single larger dosing regime is potentially more amenable for use in military populations. Up to 60 volunteers will be enrolled in the clinical study and will be randomly assigned to receive either a once-daily dose of 1200 mg of Travelan® or placebo. This study will occur across two cohorts (n=15 Travelan® subjects and n=15 placebo subjects per cohort), as the inpatient unit can accommodate up to 30 study participants at a time. Results of the proposed clinical study will also inform on dosing in the pivotal Phase 3 registration trials for BLA licensure. A project kickoff meeting for this award was held on the 25 of January 2022 with the U.S Government sponsors and representatives of the company, the Naval Medical Research Center, Navy Advanced Medical Development and the Medical Technology Enterprise Consortium.

The proposed development program is based on the past commercial and clinical trial experience with Travelan®. Two company sponsored clinical studies have demonstrated that Travelan® conferred 84% to over 90% protective efficacy against moderate to severe diarrhea upon challenge with ETEC in comparison to a placebo. These clinical studies were performed using two different doses of Travelan® (200 mg and 400 mg), administered 3 times a day. Ongoing discussions with Army and Navy leadership have highlighted that such a regimen is cumbersome for military personnel deployed in austere environments and military field studies have shown that compliance is low with products dosed more than once per day.

COVID-19 restrictions lifted on US Department of Defence/NMRC Campylobacter and ETEC clinical development campaigns

After more than 12 months’ COVID-19 related delay, Immuron’s clinical development collaboration with the US Department of Defence (DoD) has resumed. The program recommenced with the company reporting the completion of cGMP manufacturing for the new drug product targeting Campylobacter and Enterotoxigenic Escherichia coli (ETEC) in October. The investigational medical products will be transferred to the Johns Hopkins Bloomberg School of Public Health (JHBSPH), the site for the two planned human clinical studies planned to launch in the first half of 2022. One will focus on the hyperimmune product’s ability to protect volunteers against ETEC infections, and the second on moderate to severe campylobacteriosis. NMRC has begun work on the Investigational New Drug (IND) application and clinical protocols. It plans to file the application with the US Food and Drug Administration (FDA) in early 2022.

Immuron Limited	2

Progress updated on US Department of Defence and Travelan® clinical trials

The company received a second purchase order in January 2022 to supply Travelan® drug substance to support the Uniformed Services University (USU) planned clinical trial program to evaluate the efficacy of Travelan® and two other non-antibiotic OTC products in Travelers’ Diarrhea.

The company announced in November details of the Uniformed Services University of the Health Sciences (USU) clinical trial program to evaluate Travelan. Travelan is our successful over-the-counter non-antibiotic treatment for Traveler’s Diarrhea. It will join two other commercial nutraceuticals in the human trials. USU reported it began production of the first batches of investigational medical products to support the clinical trial program in November. It said it expected enrolment to commence in April 2022 and conclude within about 18 months. Along with the USU’s Infectious Diseases Clinical Research Program (IDCRP), the UK Ministry of Defence and the New York City Travel Clinic have undertaken to carry out the randomized, double blind, placebo-controlled trial involving 1,336 volunteers.

The P4TD study is a randomized, double-blind, placebo controlled multicenter clinical trial designed to evaluate the effectiveness of 3 commercially available nutraceuticals: A prebiotic (Bimuno®), a probiotic (Florastor®) and IMM-124E (Travelan®) passive immunoprophylaxis verses a placebo, for prophylaxis during deployment or travel to a high-TD risk region.

Immuron Receives European Patent on Drug Composition to Treat Travelers’ Diarrhea

The company also recently announce that it has been granted a European Patent for compositions and methods for treating travelers’ diarrhea. European Patent 3159357, entitled “Composition and method for the treatment and prevention of enteric bacterial infections”, was granted on January 5, 2022. Immuron is validating the patent in the following European member states, France, Spain, Sweden, Austria, Germany, Denmark, Finland, Greece and United Kingdom. The European registration adds to Immuron’s patent position for compositions and methods for treating travelers’ diarrhea in Australia, India, Canada and the Unites States.

Clinical Development of IMM-529 in patients with Clostridiodes difficile infection (CDI)

The company has continued its clinical development effort to focus resources on the development of IMM-529 to treat CDI patients subject to recurrent disease through a formal filing of an IND with FDA. Recurrent CDI continues to be a major unmet medical need with limited treatment options available for patients suffering with CDI.

Promising results reported for IMM-124E’s antiviral T-cell immunity trials against the SAS-CoV-2 virus that causes COVID-19

Positive results from studies describing the potential antiviral benefits of IMM-1124E have led to a patent application for international protection for the product. IMM-124E is Immuron’s proprietary product. It is the manufacturing basis for our commercial, over-the-counter digestive health supplements, Travelan® and Protectyn®. The Israeli Hadassah Medical Centre carried out the pre-clinical models and a phase I/IIa clinical trial. The pre-clinical study exposed mice to viral antigens of swine flu, New Caledonia influenza, and cytomegalovirus. The data suggest IMM-24 enhances antiviral immunity across those strains, with a similar response in the human study involving SARS-CoV-2 and Hepatitis B.

Acquisition of vaccine R&D company shelved

After filing with the ASX a detailed ASX In-Principal Advice Application and subsequent lengthy discussions and exchanges with the ASX, the ASX advised Immuron that it was not able to be satisfied that the combined group after the proposed acquisition would meet those requirements under chapters 1 and 2 of the ASX Listing Rules.

Immuron as a result was unable to satisfy the pre-conditions for the proposed acquisition due to the expiration of the existing contractual timetable and could not proceed with the proposed acquisition in its form. There were no break fees associated with being unable to satisfy the preconditions existing contractual timetable, however professional fees associated with this transaction over the 4 months were approximately $450k plus GST (together with customary out of pocket expenses).

COVID-19 pandemic continues to impact travel in all Travelan® territories

The COVID-19 pandemic has significantly disrupted international travel throughout the world and continues to impact every Travelan® market. The International Air Transport Association has reported that the recovery in traffic will be very slow and probably will not return to pre-COVID-19 levels until 2024. The recovery in short-haul travel is expected to happen faster than for long haul travel which also may require a vaccination certificate for anyone planning to Travel. The company is pleased to report a continued uplift of sales currently being observed in the USA as travel restrictions nationally and internationally increase.

Immuron Limited	3

Immuron Limited	4

Immuron Limited
Directors’ report
31 December 2021

(continued)

Your directors present their report on the consolidated entity consisting of Immuron Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2021.

Directors

The following persons were directors of Immuron Limited during the whole of the half-year and up to the date of this report:

Dr Roger Aston, Independent Non-Executive Chairman

Mr Peter Anastasiou, Executive Vice Chairman (resigned 24 September 2021)

Mr Daniel Pollock, Independent Non-Executive Director

Mr Stephen Anastasiou, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

Principal activities

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies in the treatment of diseases associated with the gastrointestinal tract. We believe that we can address this significant unmet medical need. Our polyclonal antibodies are orally active and offer localized delivery within the gastrointestinal (“GI”) tract. As our products do not cross from the gut into the bloodstream, they potentially offer much improved safety and tolerability, without sacrificing efficacy. We currently market our flagship commercial products Travelan® and Protectyn® in Australia, both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® is an over-the-counter product indicated to reduce the risk of travelers’ diarrhea and is sold in pharmacies throughout Australia. Protectyn® is currently sold online and in health practitioner clinics and is marketed as an immune supplement to help maintain a healthy digestive function and liver. We also market Travelan® in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

We believe that our lead drug candidates, currently in clinical development have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, Enterotoxigenic Escherichia coli (ETEC) infections, travelers’ diarrhea and for Clostridiodes difficile infections.

Review of operations and activities

Information on the financials and operations of the group and its business strategies and prospects is set out in the review of operations and activities on pages 2 to 3 of this interim financial report.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 6.

This report is made in accordance with a resolution of directors.

Dr Roger Aston

Independent Non-Executive Chairman

Melbourne

25 February 2022

Immuron Limited	5

Collins Square, Tower 5 727 Collins Street
Melbourne VIC 3008

Correspondence to: GPO Box 4736
Melbourne VIC 3001

T +61 3 8320 2222
F +61 3 9320 2200
E info.vic@au.gt.com
www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Immuron Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Immuron Limited for the half-year ended 31 December 2021, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M A Cunningham

Partner – Audit & Assurance

Melbourne, 25 February 2022

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389	www.grantthornton.com.au

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Immuron Limited	6

Immuron Limited	7

Immuron Limited

Condensed consolidated statement of profit or loss and other comprehensive income

For the half-year ended 31 December 2021

		Consolidated entity
	Notes	31 December 2021 $	31 December 2020 $
Revenue from contracts with customers	2	230,964	20,309
Cost of sales of goods		(69,419)	(12,484)
Gross profit		161,545	7,825

Other income	3(a)	430,950	340,449
Other (losses)/gains – net	3(b)	(129,718)	(873,633)

General and administrative expenses		(1,629,430)	(2,034,719)
Share-based payment expenses	7	(58,584)	(2,116,013)
Research and development expenses		(367,278)	(890,575)
Selling and marketing expenses		(227,981)	(170,495)
Operating loss		(1,820,496)	(5,737,161)

Finance income		10,346	6,329
Finance expenses		(1,304)	(7,940)
Finance costs - net		9,042	(1,611)

Loss before income tax		(1,811,454)	(5,738,772)

Income tax expense		-	-
Loss for the period		(1,811,454)	(5,738,772)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	6(b)	469	(15,057)
Total comprehensive loss for the period		(1,810,985)	(5,753,829)

		Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the company:
Basic/diluted loss per share	12	(0.8)	(2.6)

The above condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Immuron Limited	8

Immuron Limited

Condensed consolidated statement of financial position

As at 31 December 2021

		Consolidated entity
	Notes	31 December 2021 $	30 June 2021 $
ASSETS
Current assets
Cash and cash equivalents		22,794,568	25,047,281
Trade and other receivables	4(a)	796,068	334,707
Inventories	5(a)	121,972	292,532
Other current assets		203,866	78,258
Total current assets		23,916,474	25,752,778

Non-current assets
Property, plant and equipment		240,398	33,741
Inventories	5(a)	1,220,410	1,266,587
Total non-current assets		1,460,808	1,300,328

Total assets		25,377,282	27,053,106

LIABILITIES
Current liabilities
Trade and other payables		704,550	758,494
Employee benefit obligations		186,186	129,837
Provision for sales returns	4(b)	82,488	213,024
Other current liabilities		33,609	20,498
Total current liabilities		1,006,833	1,121,853

Non-current liabilities
Employee benefit obligations		-	36,196
Other non-current liabilities		192,793	-
Total non-current liabilities		192,793	36,196

Total liabilities		1,199,626	1,158,049

Net assets		24,177,656	25,895,057

EQUITY
Share capital	6(a)	88,436,263	88,361,303
Other reserves	6(b)	3,268,522	3,466,642
Accumulated losses		(67,527,129)	(65,932,888)

Total equity		24,177,656	25,895,057

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Immuron Limited	9

Immuron Limited

Condensed consolidated statement of changes in equity

For the half-year 31 December 2021

		Attributable to owners of
		Immuron Limited
Consolidated entity	Notes	Share capital $	Other reserves $	Accumulated losses $	Total equity $
Balance at 1 July 2020		62,426,991	1,133,345	(57,916,423)	5,643,913

Loss for the period		-	-	(5,738,772)	(5,738,772)
Other comprehensive income		-	(15,057)	-	(15,057)
Total comprehensive income for the half-year		-	(15,057)	(5,738,772)	(5,753,829)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax		24,386,005	-	-	24,386,005
Options and warrants issued/expensed		-	3,003,060	-	3,003,060
Options and warrants exercised		1,132,297	(16,712)	-	1,115,585
Options and warrants lapsed/expired		-	(368,000)	368,000	-
Share-based payment expenses -shares issued to directors		219,000	(73,088)	-	145,912
		25,737,302	2,545,260	368,000	28,650,562
Balance at 31 December 2020		88,164,293	3,663,548	(63,287,195)	28,540,646

Balance at 1 July 2021		88,361,303	3,466,642	(65,932,888)	25,895,057

Loss for the period		-	-	(1,811,454)	(1,811,454)
Other comprehensive income		-	469	-	469
Total comprehensive income for the half-year		-	469	(1,811,454)	(1,810,985)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax	6	74,960	-	-	74,960
Options and warrants issued/expensed	6	-	18,624	-	18,624
Options and warrants lapsed/expired	6	-	(217,213)	217,213	-
		74,960	(198,589)	217,213	93,584
Balance at 31 December 2021		88,436,263	3,268,522	(67,527,129)	24,177,656

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immuron Limited	10

Immuron Limited
Condensed consolidated statement of cash flows
For the half-year 31 December 2021

	Consolidated entity
	31 December	31 December
	2021 $	2020 $
Cash flows from operating activities
Receipts from customers (inclusive of GST)	202,171	63,330
Payments to suppliers and employees (inclusive of GST)	(2,529,344)	(3,329,037)
Research and development tax incentive received	-	358,281
Government grants and other grants received	-	198,021
Net cash outflow from operating activities	(2,327,173)	(2,709,405)

Cash flows from investing activities
Payments for property, plant and equipment	(2,764)	(6,630)
Interest received	10,346	6,329
Net cash inflow/(outflow) from investing activities	7,582	(301)

Cash flows from financing activities
Proceeds from issues of shares and other equity securities	-	29,281,421
Proceeds from borrowings	-	306,309
Repayment of borrowings	-	(212,794)
Principal elements of lease payments	(20,868)	(27,500)
Share issue transaction costs	-	(2,746,871)
Interest paid	(84)	-
Net cash (outflow)/inflow from financing activities	(20,952)	26,600,565

Net (decrease)/increase in cash and cash equivalents	(2,340,543)	23,890,859
Cash and cash equivalents at the beginning of the financial year	25,047,281	3,250,468
Effects of exchange rate changes on cash and cash equivalents	87,830	(696,559)
Cash and cash equivalents at end of the half-year	22,794,568	26,444,768

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

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Immuron Limited
Notes to the condensed consolidated financial statements
31 December 2021

1 Segment and revenue information

(a) Description of segments and principle activities

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

Management considers the business from both a product and a geographic perspective and has identified two reportable segments:

Research and development (R&D): income and expenses directly attributable to the group’s R&D projects performed in Australia, Israel and United States.

Hyperimmune products: income and expenses directly attributable to Travelan and Protectyn activities which occur predominantly in Australia, the Unites States and Canada.

(b) Segment results

	Research and	Hyperimmune
	development	products	Other	Total
Consolidated entity 31 December 2021	$	$	$	$
Hyperimmune products revenue	-	230,964	-	230,964
Cost of sales of goods	-	(69,419)	-	(69,419)
Gross profit	-	161,545	-	161,545

Other income	430,118	832	-	430,950
Other gains/(losses) – net	-	(218,506)	88,788	(129,718)

General and administrative expenses	-	22,631	(1,652,061)	(1,629,430)
Share-based payment expenses	-	-	(58,584)	(58,584)
Research and development expenses	(367,278)	-	-	(367,278)
Selling and marketing expenses	-	(227,981)	-	(227,981)
Operating profit/(loss)	62,840	(261,479)	(1,621,857)	(1,820,496)

Finance income	-	-	10,346	10,346
Finance costs	-	-	(1,304)	(1,304)
Profit/(loss) for the period	62,840	(261,479)	(1,612,815)	(1,811,454)

Assets
Segment assets	736,272	1,402,178	23,238,832	25,377,282
Total assets	736,272	1,402,178	23,238,832	25,377,282

Liabilities
Segment liabilities	94,408	339,200	766,018	1,199,626
Total liabilities	94,408	339,200	766,018	1,199,626

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Immuron Limited
Notes to the condensed consolidated financial statements
31 December 2021
(continued)

1 Segment and revenue information (continued)

(b) Segment results (continued)

	Research and	Hyperimmune
	development	products	Other	Total
Consolidated entity 31 December 2020	$	$	$	$
Hyperimmune products revenue	-	20,309	-	20,309
Cost of sales of goods	-	(12,484)	-	(12,484)
Gross profit	-	7,825	-	7,825

Other income	141,575	-	198,874	340,449
Other gains/(losses) – net	-	-	(873,633)	(873,633)

General and administrative expenses	-	-	(2,034,719)	(2,034,719)
Share-based payment expenses	-	-	(2,116,013)	(2,116,013)
Research and development expenses	(890,575)	-	-	(890,575)
Selling and marketing expenses	-	(170,495)	-	(170,495)
Operating profit/(loss)	(749,000)	(162,670)	(4,825,491)	(5,737,161)

Finance income	-	-	6,329	6,329
Finance costs	-	-	(7,940)	(7,940)
Profit/(loss) for the period	(749,000)	(162,670)	(4,827,102)	(5,738,772)

Assets
Segment assets	91,519	2,308,485	26,663,693	29,063,697
Total assets	91,519	2,308,485	26,663,693	29,063,697

Liabilities Segment liabilities	7,423	72,515	443,113	523,051
Total liabilities	7,423	72,515	443,113	523,051

2 Revenue from contract with customers

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	Travelan			Protectyn
	Australia	United States	Other	Australia	Other	Total
Consolidated entity 31 December 2021	$	$	$	$	$	$
Segment revenue[1]	13,638	139,291	41,221	36,814	-	230,964
Revenue from external customers	13,638	139,291	41,221	36,814	-	230,964

	Travelan			Protectyn
	Australia	United States	Other	Australia	Other	Total
Consolidated entity 31 December 2020	$	$	$	$	$	$
Segment revenue[1]	(8,500)	(18,951)	21,776	25,984	-	20,309
Revenue from external customers	(8,500)	(18,951)	21,776	25,984	-	20,309

1.	Returns are provided where outlined in a customers agreement.

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Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2021

(continued)

3 Other income and expense items

(a) Other income

	Consolidated entity
	31 December	31 December
	2021$	2020$
Research and development tax incentive	267,881	141,575
COVID-19 government assistance	-	123,200
R&D grants	162,237	74,821
Other income	832	853
	430,950	340,449

(i) Fair value of R&D tax incentive

The group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 31 December 2021, the group has included an item in other income of $267,881 (31 December 2020:

$141,575) to recognise income over the period necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate.

(ii) Fair value of COVID-19 government assistance and R&D grants

The group’s other grant income is recognised when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received.

For the period ended 31 December 2021, the group has recognised $162,237 (31 December 2020: $74,821) R&D grant from the Henry M Jackson Foundation and nil (31 December 2020: $123,200) in the COVID-19 government assistance packages.

(b) Other gains/(losses)

	Consolidated entity
	31 December	31 December
	2021 $	2020 $
Net foreign exchange gains/(losses)	88,788	(672,496)
Net impairment losses (i)	(218,506)	(201,137)
	(129,718)	(873,633)

(i) Inventory impairment

There was an impairment expense recognised during half-year 31 December 2021 of $218,506 (31 December 2020: $201,137) for inventory obsolescence impairment.

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Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2021

(continued)

4 Financial assets and financial liabilities

(a) Trade and other receivables

		Consolidated entity
		31 December 2021			30 June 2021
	Notes	Current $	Non- current $	Total $	Current $	Non- current $	Total $
Trade receivables		63,306	-	63,306	28,553	-	28,553
Loss allowance		(3,510)	-	(3,510)	-	-	-
		59,796	-	59,796	28,553	-	28,553

Accrued receivables		736,272	-	736,272	306,154	-	306,154
Total trade and other receivables		796,068	-	796,068	334,707	-	334,707

(i) Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current.

Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.

(ii) Accrued receivables

These amounts primarily comprise receivables from the Australian Taxation Office in relation to the R&D tax incentive for the half-year ended 31 December 2021 of $267,881 (31 December 2020: $91,519) and a $162,237 (31 December 2020: nil) R&D grant from the Henry M Jackson Foundation. Furthermore, the accrued receivables also comprise the R&D tax incentive receivables for the year ended 30 June 2021 of $306,154 which was subsequently received from the Australian Taxation Office on 14 January 2022.

(b) Provision for sales returns

	Consolidated entity
Sales return provision due to the ongoing COVID-19 pandemic	31 December 2021 $	30 June 2021 $

Carrying amount at the start of the period	213,024	-
Sales return provision recognised	44,562	213,024
Sales return made during the period	(175,098)	-
Carrying amount at the end of the period	82,488	213,024

The sales return provision has been assessed by management based on external reports on stock held by distributors. The timing and amount of the obligation are uncertain but are expected to be settled in the next period.

Immuron Limited	15

Immuron Limited
Notes to the condensed consolidated financial statements
31 December 2021
(continued)

5 Non-financial assets and liabilities

(a) Inventories

	Consolidated entity
	31 December 2021			30 June 2021
	Current	Non-current	Total	Current	Non-current	Total
	$	$	$	$	$	$
Raw materials and stores (Colostrum) Finished goods	46,177	1,220,410	1,266,587	-	1,266,587	1,266,587
(Travelan and Protectyn)	74,743	-	74,743	292,532	-	292,532
Other inventories	1,052	-	1,052	-	-	-
	121,972	1,220,410	1,342,382	292,532	1,266,587	1,559,119

(i) Impairment

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and in particular the shelf life of inventories that affect obsolescence. Expected shelf-life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the group. A comprehensive stability study was completed in September 2019 and the reported findings support a shelf life of at least 130 months for the colostrum drug substance.

There was $218,506 (30 June 2021: $328,833) finished goods impairment and no raw materials impairment of inventories recognised during half-year 31 December 2021 (30 June 2021: $430,932) for inventory obsolescence in the condensed consolidated statement of profit or loss and other comprehensive income.

(ii) Inventory split

During the half-year 31 December 2021, management performed an assessment of its raw materials and utilisation within 12 months from reporting date. Management determined $46,177 (30 June 2021: nil) of raw materials relating to Colostrum will be consumed within 12 months from reporting date; the remaining balance of $1,220,410 (30 June 2021: $1,266,587) was estimated to be consumed beyond 12 months.

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Immuron Limited
Notes to the condensed consolidated financial statements
31 December 2021
(continued)

6 Equity securities issued

(a) Share capital

	31 December	31 December	30 June	30 June
	2021 No.	2021 $	2021 No.	2021 $
Fully paid	227,798,346	88,436,263	227,246,596	88,361,303

(i) Movements in ordinary shares:

	Number of
Details	shares	$
Balance at 1 July 2021	227,246,596	88,361,303
Issue at $0.12 under ESOP Plan (2021-11-05)	333,000	39,960
Issue at $0.16 in lieu of payment for services (2021-12-17)	218,750	35,000

Balance at 31 December 2021	227,798,346	88,436,263

(ii) Rights of each type of share

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting or by proxy, is entitled to one vote upon a poll every holder is entitled to one vote per share held. The ordinary shares have no par value.

(b) Other reserves

The following table shows a breakdown of the balance sheet line item ‘other reserves’ and the movements in these reserves during the period. A description of the nature and purpose of each reserve is provided below the table.

Consolidated entity	Notes	Share-based payments $	Foreign currency translation $	Total other reserves $

At 1 July 2021		3,360,128	106,514	3,466,642

Currency translation differences
		-	469	469
Other comprehensive income		-	469	469

Transactions with owners in their capacity as owners
Options and warrants issued/expensed	7	18,624	-	18,624
Options and warrants lapsed/expired		(217,213)	-	(217,213)
At 31 December 2021		3,161,539	106,983	3,268,522

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Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2021

(continued)

6 Equity securities issued (continued)

(b) Other reserves (continued)

(i) Movements in options and warrants:

Details	Number of options	$
Balance at 1 July 2021	45,309,478	3,360,128
Lapse of unexercised options at $0.50 (2021-07-01)	(1,200,000)	(188,400)
Issue of ESOP unlisted options at $0.25 (2021-11-05)	500,000	18,624
Lapse of unexercised options at $1.94 (2021-11-30)	(14,493)	(28,813)

Balance at 31 December 2021	44,594,985	3,161,539

7 Share-based payments

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The model inputs for options issued during the half-year 31 December 2021 included:

Grant date	Expiry date	Exercise price ($)	No. of options	Share price at grant date ($)	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option ($)
2021-10-26	2025-10-26	0.25	500,000	0.12	131.70%	0.00%	0.69%	0.0886
			500,000

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated entity
	31 December	31 December
	2021 $	2020 $
Options issued under ESOP	58,584	1,970,100
Share-based payments to key management personnel[1]	-	145,913
	58,584	2,116,013

In the prior year, the group’s directors decided to forgo cash payments of their salary and instead receive shares of that value due to the ongoing crisis of COVID-19. At 30 June 2021 shares have been issued to directors for a total director fees of $145,913.

1.	On 5 November 2021, shares and options have been issued to KMP for a total value of $58,584 under ESOP.

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Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2021

(continued)

8 Contingencies

The group had no contingent liabilities at 31 December 2021 (30 June 2021: nil).

9 Events occurring after the reporting period

On 12 January 2022 the company announced the funding of a new research agreement with the U.S Department of Defense. Immuron Awarded $6.2 Million to Clinically Evaluate a Military Strength Dosing Regimen for Travelan.

No other matter or circumstance has arisen since 31 December 2021 that has significantly affected, or may significantly affect the group’s operations, the results of those operations, or the group’s state of affairs in future financial years.

10 Related party transactions

(a) Transactions with other related parties

The following transactions occurred with related parties:

	Consolidated entity
	31 December	31 December
	2021	2020
	$	$
Purchases of goods and services
Purchases of various goods and services from entities controlled by key management personnel (i)	70,000	90,869
Consulting services by key management personnel and their related entities (ii)	-	1,571,138
Share-based payment expenses to key management personnel and their related entities (iii)	58,584	1,970,100
	128,584	3,632,107

(i) Purchases from entities controlled by key management personnel

The group acquired the following goods and services from entities that are controlled by members of the group’s key management personnel:

●	Rental of an office suite.

●	Warehousing, distribution and invoicing services.

From 1 July 2021, Grandlodge continued to be contracted on commercial terms to provide warehousing, distribution and invoicing services for Immuron’s products for $70,000 per annum. As a result, $35,000 was recognised during the half-year ended 31 December 2021. Furthermore, during the current half-year, an additional $35,000 was paid in shares to Grandlodge as per the shareholders’ approval at the AGM held on 15 December 2021.

(ii) Consulting services by key management personnel and their related entities

In the prior year, the consulting and R&D services provided by KMP and their related entities of AU$1.57m have been accounted for as an expense.

(iii) Share-based payment expenses to key management personnel and their related entities

500,000 ESOP Options issued to KMP with an exercise price of $0.25 and expiry date 26 October 2025. Fair value is determined using Black-Scholes of $0.0886, refer to note 7 on page 18 of the financial statements for detailed disclosure. Furthermore, 333,000 shares were issued to KMP for a total value of $39,960 under ESOP.

In the prior period, 9,000,000 ESOP Options issued to directors with an exercise price of $0.12 and expiry date 14 April 2024. Fair value is determined using Black-Scholes of $0.2189.

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Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2021

(continued)

11 Critical estimates, judgements and errors

COVID-19

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the group based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the group operates.

Sales of Travelan have significantly dropped from March 2020 and as at reporting date it is unknown the prolonged effect that COVID-19 will continue to have on sales.

12 Loss per share

(a) Reconciliation of earnings used in calculating earnings per share

	Consolidated entity
	31 December	31 December
	2021	2020
	$	$
Basic/diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating basic/diluted earnings per share:
From continuing operations	(1,811,454)	(5,738,772)

(b) Weighted average number of shares used as denominator

	Consolidated entity
	2021	2020
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	227,364,588	218,788,111

The group is currently in a loss making position and thus the impact of any potential shares is concluded as anti-dilutive which includes the group’s options and Convertible Note payable and warrants. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

13 Basis of preparation of half-year report

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2021 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The consolidated financial statements of the Immuron Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2021 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. The Interim Financial Statements have been approved and authorised for issue by the board on 25 February 2022.

Immuron Limited	20

Immuron Limited
Directors’ declaration
31 December 2021

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 8 to 20 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards AASB 134 Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2021 and of its performance for the half-year ended on that date, and

(b)	there are reasonable grounds to believe that the Immuron Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of directors.

Dr Roger Aston
Independent Non-Executive Chairman

Melbourne
25 February 2022

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Independent auditor's report to the members

immuron

Immuron Limited	22

Collins Square, Tower 5 727 Collins Street
Melbourne VIC 3008

Correspondence to: GPO Box 4736
Melbourne VIC 3001

T +61 3 8320 2222
F +61 3 9320 2200
E info.vic@au.gt.com
www.grantthornton.com.au

Independent Auditor’s Review Report

To the Members of Immuron Limited

Report on the review of the half-year financial report

Conclusion

We have reviewed the accompanying half-year financial report of Immuron Limited (the Company) and its subsidiaries (the Group), which comprises the condensed consolidated statement of financial position as at 31 December 2021, and the condensed consolidated statement of profit or loss and other comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the half year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Immuron Limited does not comply with the Corporations Act 2001 including:

(a)	giving a true and fair view of the Group’s financial position as at 31 December 2021 and of its performance for the half year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Directors’ responsibility for the half-year financial report

The Directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389	www.grantthornton.com.au

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Immuron Limited	23

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2021 and its performance for the half- year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M A Cunningham

Partner – Audit & Assurance

Melbourne, 25 February 2022

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Building 10, 25-37 Chapman Street,
Blackburn North VIC 3131
Australia

PH: +61 (0)3 8892 4802
FAX: +61 (0)3 9899 8533

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